William E. Cooper

Attorney at Law

9630 Clayton Road
Saint Louis, Missouri 63124
314-581-4091 bcooper@alliedcos.com

September 10, 2013

Ronald E. Alper, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:           Goldfields International Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 25, 2013
Comment Letter Dated August 27, 2013
File No. 000-49996

Dear Mr. Alper:

As counsel for Goldfields International Inc. (“Goldfields” or the “Company”), I have been asked to review your comments to the Form 10-K for the fiscal year ended January 31, 2013. We continue to appreciate your review to assist and enhance the overall disclosure in our Exchange Act Filings. This letter sets forth the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated August 27, 2013, with respect to the above-referenced Form 10-K filing. The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2013

Comment:

General

1.	Please note that we will be unable to clear comments on our annual report on Form 10- K until an amendment is filed.

Response:

The Company respectfully submits to the Staff that all responses are outlined herein for convenience of the Staff, however upon approval, an amendment to Form 10-K for the Fiscal Year Ended January 31, 2013 will be filed to include updated disclosure contained herein and in the Company's response letter dated August 16, 2013.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Comment:

2.	Please have an officer of the Company acknowledge in writing the representations included at the end of this letter and our letter dated August 7, 2013.

Response:

The Company respectfully submits to the Staff that the requested acknowledgement is attached hereto as Exhibit A.

Comment:

Risk Factors, page 7

3.      We note your response to comments 1 and 2 in which you state Jared Beebe, director of your company and a geologist has visited your mining claims. Please amend your filing and include the information provided in your responses, identifying Mr. Beebe, describing his expertise and/or work experience,indicating when he visited the mining claims, the purpose and the duration of the visit.

Response:

Mr. Beebe’s expertise and/or work experience is summarized in Part III Item 10 of the current 10-K filing. The 10-K filing will be amended to reflect the following additional information:

Mr. Beebe, director and professional geologist, most recently attended the Plomosa Mountain Property, (the “Property”) for a week in mid July of 2011. The purpose of Mr. Beebe’s visit was to assess the geologic attributes of the Property and to vet its potential as a viable exploration project for the Company prior to negotiating and entering into the Property Option Agreement with Horizon Exploration, Inc.

Comment:

Description and Location of the Plomosa Mountain Property, page 10

4.      We note your response to comment 4 indicating a clerical error resulted in the discrepancy in the acreage optioned. Please amend your filing and correct this clerical error.

Response:

The Company respectfully confirms to the Staff that the Form 10-K will be amended to include the correction of a clerical error wherein the total acreage of the Property mining claims was reflected as 682 acres and will be corrected to reflect approximately 640 acres.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Comment:

Please briefly describe the process by which mineral rights are acquired from the U.S. Federal Government or Bureau of Land Management, any State orsurface leases, and describe the general administrative process by which you maintain control of these claims. In addition, provide a discussion on the basis and duration of your mineral rights, your legal access to the property, and any other surface right conflicts.

Response:

The Company respectfully acknowledges to the Staff that the Form 10-K will be amended to reflect the following information regarding mineral rights:

The Property claims are held as unpatented federal land claims administered under Department of Interior, Bureau of Land Management and Department of Agriculture, Forest Service (“USFS”) under the Federal Land Policy and Management Act of 1976. In order to acquire an unpatented mineral claim the land must be open to mineral entry. Federal law specifies that a claim must be located or “staked” and site boundaries be distinctly and clearly marked to be readily identifiable on the ground in addition to filing the appropriate state and or federal documentation such as Location Notice, Claim Map, Notice of Non-liability for Labor and Materials Furnished, Notice of Intent to Hold Mining Claims, Maintenance Fee Payment and fees to secure the claim. The State may also establish additional requirements regarding the manner in which mining claims and sites are located and recorded. An unpatented mining claim on U.S. government lands establishes a claim to the locatable minerals (also referred to as stakeable minerals) on the land and the right of possession solely for mining purposes. No title to the land passes to the claimant. If a proven economic mineral deposit is developed, provisions of federal mining laws permit owners of unpatented mining claims to patent (to obtain title to) the claim.

The general administrative process by which the Company maintains control of its Property is to keep the August 1, 2012 Property Option Agreement in good standing in accordance with the terms of the Agreement.  Once satisfied, the Company will acquire a 100% right, title and interest in the Property subject to a 3% net smelter royalty with duration in perpetuity.

The Agreement will terminate if the Company fails to comply with any of its obligations and fails to cure such alleged breach within Thirty (30) days of written notification by Optionor. The Company has the right to terminate the Agreement by giving notice to the Optionor.

None of the Property claims have been legally surveyed. Although our legal access to unpatented Federal claims cannot be denied, staking or operating a mining claim does not provide the claim holder exclusive rights to the surface resources (unless a right was determined under Public Law 84-167)  establish residency or block access to other users. Regulations managing the use and occupancy of the public lands for development of locatable mineral deposits by limiting such use or occupancy to that which is reasonably incident is found in 43 CFR 3715. These Regulations apply to public lands administered by BLM.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Comment:

•	Please comment on your ability to renew your mining claims and identify who is responsible for filing and payment of all maintenance/filing fees and the dollar amounts of these annual payments.

Response:

The Company respectfully acknowledges to the Staff that the Form 10-K will be amended to reflect the following information regarding the filing and payment of all maintenance/filing fees for the mining claims:

Pursuant to the Agreement, the Optionor will keep the Property in good standing, free and clear of all liens and encumbrances during the Option period, subject to the Company performing its obligations. Required annual maintenance and filing fees include $140 per claim to be paid to the Bureau of Land Management (“BLM”) and recording fees of approximately $15 per claim to be paid to the respective county.

Comment:

•	Please file the agreements through which you acquired control of your mineral claims as an exhibit as per Item 601(b) (10) of Regulation S-K.

Response:

The Company respectfully confirms to the Staff that in accordance with Item 601(b)(10) of Regulation S-K, the annual report will be amended to include the Property Option Agreement between Goldfields International Inc. and Horizon Exploration Inc. as an Exhibit.
Comment:

•
In addition we note Horizon Exploration Inc. controls 63 mining claims in the general vicinity of your optioned claims (PLO 1-63/AMC 411304-411354 and 413312-413323. Please include in your filing, the identifying information for your optioned claims, such as your property names, Arizona Mining Claim numbers, and the dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

Response:

The Company respectfully acknowledges to the Staff that the Form 10-K will be amended to reflect the following identifying information for its optioned claims:

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

The claims were recorded on October 12, 2011, and require annual maintenance fees on or before September 1 of each year to prevent expiration.  The claims may continue for duration in perpetuity.

List of unpatented claims located in Sections 29, 30, 31, 32 of 6N, RI7W G&SR B&M, La Paz County, Arizona.

CLAIM NAME	CLAIMANT'S NAME	AMC NUMBER
PLO 1 PL02 PL03 PL04 PL05 PL06 PL07 PL08 PL09 PLO 10 PLO 11 PLO I2 PLO 13 PLO 14 PLO 15 PLO I6 PLO I7 PLO I8 PLO 19 PL020 PL02I PL022 PL023 PL024 PL025 PL026 PL027 PL029 PL03I PL033 PL035
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.
Horizon Exploration Inc.

    4II304
411305
4I1306
4I1307
411308
4II309
411310
4I1311
4II3I2
    41I3I3
411314
4II3I5
41I316
4II3I7
4II3I8
4II3I9
411320
41I321
4II322
41I323
411324
4I1325
4II326
4II327
4I1328
411329
411330
411332
41I334
41I336
411338

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Comment:

•	Please include the correct number and area of your claims, either in hectares or in acres.

Response:

The Company respectfully acknowledges to the Staff that the Form 10-K will be amended to reflect that the 640 acre Plomosa Mountain Property consists of 31 unpatented mining claims in the Plomosa Mountain range in southwest Arizona, located in the fairway tract of the world famous Walker Lane Gold Trend.

Comment:

6.
We note your response to comment 6 in which you direct our attention to your option agreement for the Plomosa property. We re-issue comment 6. Please amend your filing and describe the asset (mining property) you have visited/optioned and include a brief description of or state the absence of the following in your amended filing:

•	A brief description of the potential economic mineralization you seek, the geologic environment in which it is found, and the general rock formations found on your property.

•	A description of any past exploration work performed on your property or former mining activities.

•	Describe the underground workings and shafts located on your property, as indicated by the property maps of the Plomosa area.

•	Describe the sources of power and water that can be utilized on your property.

•
Provide a clear statement that your property is without known reserves and that your proposed program is exploratory in nature. If not known at present, state that an exploration program has not been developed to date and the anticipated costs are not known.

Response:

The Company respectfully acknowledges to the Staff that the Form 10-K will be amended to reflect the following:

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Plomosa Mountain Property

The Property consists of 31 unpatented mining claims (approx. 640 acres) in the Plomosa mountain range, part of the historic Plomosa District and located in the fairway tract of the world famous Walker Lane Gold Trend. The Property is in southwest Arizona situated 14 miles northeast of the town of Quartzite, Arizona and approximately 170 miles southeast of Las Vegas, Nevada. The Company is focused on the exploration and potential discovery of a copper-gold vein system in the form of copper-gold bearing quartz-hematite-sulfide stockwork veining.

Geology of the Plomosa Mountain Property

The Property is part of the Plomosa Mining District and is located within the Basin and Range Geomorphologic Province, which comprises the southwestern third of the State of Arizona. The region is characterized by linear mountain ranges separated by down thrown, alluvium-filled basins. In southern Arizona, a "belt" of Precambrian metamorphic rocks (“core complex") ranges forms a transition zone between the younger, predominantly volcanic desert mountains of the south and the folded and faulted highlands of central Arizona. The Plomosa Mountains rise up just west of the Bouse Hills to the north and extend for tens of miles southward. The Plomosa Mountains form the eastern wall of the La Posa Plain and the western front-range to the Ranegras Plains for nearly its entire length. The northern half of the Plomosa Mountains is predominantly composed of Mesozoic sandstone, shale, conglomerate and limestone. Slightly younger Cretaceous to early-Tertiary sediments crop out along the northernmost point of the range and small outcrops of ancient Precambrian gneiss also occur in the area. Mesozoic-age intrusive rocks, chiefly granites, intrude the pre-Tertiary rocks and is believed to be the source for much of the gold in the Plomosa Mountains. Mid to late Tertiary volcanic rocks, predominately basalt and andesitic-basalt, cap many of the ranges in western Arizona including parts of the Plomosa Mountains and locally specific Guadeloupe Mountain. Much of the volcanics have been eroded and expose the underlying pre-Tertiary rocks.

The alluvial gravels on the Property consist of schist, granite, and volcanic material that were derived from the Plomosa Mountains. The schist exposures in the Plomosa Mountains contain gold-bearing quartz veins and stringers that were a significant source of the placer gold deposits of the alluvial gravels. There are at least three prospective outcrops of exposed quartz veining identified on the Property similar to those exposures that host gold mines in the region, as well as two historical mine workings, one shaft and one audit, with significant underground workings. The audit is an approx. 6’ x 6’ cavern and the shaft is an approx. 8’ x 8’ cavern with historic supporting timbers. Both have evidence of mineralization throughout the walls of the workings as well as the tailings. There are also two historical barite prospects on the Property, although more analysis is needed to determine the grade and its economic potential. These occurrences are geologically important because they are the host rocks of numerous prolific vein-controlled gold mines in Plomosa Mountains.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Past Exploration

The region's lode and placer gold has been heavily sought after since the 18th century. The Walker Lane has historically produced over 50 million ounces of gold and 400 million ounces of silver.  12 miles east is the famous Copperstone mine which is located at the Northern tip of the Dome Rock Mountain chain. To this day, Copperstone lays claim to the largest gold discovery in Arizona in recent history. The Mudersbach Mine Camp located 1 mile south of the Property was a former surface and underground Cu-Fe-Ag-Au- mine previously owned by the Excelsior Gold & Copper Co. This mine was worked intermittently from the early 1900's through 1930. It produced some 700 tons of ore averaging about 4.4% Cu, 0.67 oz. Ag/T, and 0.03 oz. Au/T.

Just 7 miles to the north of the Property is the Little Butte gold project formerly owned by Homestake Mines in the late 1980’s and subsequently acquired by Barrick Gold. Homestake drilled over 50 holes averaging 400 ft per hole over a 4 year period with significant mineralization reported.

Planned Exploration

The Property is currently without known reserves. The Company is in the process of developing an exploration plan, targeting copper-gold associated with copper-gold bearing quartz-hematite-sulfide stockwork veining and potassic alteration. The anticipated cost of the exploration plan has not yet been determined.

If the Company was to discover economic mineralization, power needed for exploration and mining activities would be from diesel powered generators. Water is not potable, but plentiful for drilling, mining and milling purposes.

Comment:

7.
We note your response to comment 7 in which you state that 6 months after acquiring the Plomosa Mountain Property you do not have an exploration plan, you have not acquired funding for exploration, and you have not determined whether there is any economic mineralization on your property. Please amend your filing and clearly state that you have not developed an exploration plan and do not know what your exploration plans will require or cost.

Response: The Company respectfully requests the Staff to refer to Item 6 herein.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Comment:

8.
We note your response to comment 9 in which you state you are required to comply with all applicable Federal and state laws. Please amend your filing and describe specifically the permitting requirements of the BLM and the State of Arizona in regards to exploration activities which may include drilling activities. In addition describe the limitations to your activities by surface owner of the lands affected by your exploration activities.

The Company respectfully acknowledges to the Staff that  the Form 10-K will be amended to reflect the following:

Regulatory Matters

Federal and state authorities regulate the mining industry which includes without limitation employee health and safety, permitting and licensing requirements, protection of the environment, plants and wildlife, reclamation and restoration of mining properties after mining has been completed, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. We may in the future be required to incur significant costs to comply with these laws and regulations.

Future legislation and regulations are expected to become increasingly restrictive and there may be more rigorous enforcement of existing and future laws and regulations and we may experience substantial increases in equipment and operating costs and may experience delays, interruptions or termination of operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal fines or penalties, the acceleration of cleanup and site restoration costs, the issuance of injunctions to limit or cease operations and the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our future operations.

Mine Safety and Health

Our goal is to achieve excellent mine safety and health performance by following the applicable mine safety and health regulations. In addition, the Mine Safety and Health Administration ("MSHA") has issued numerous new policies and regulations addressing, including, but not limited to, the following: emergency notification and response plans, increased fines for violations and additional training and mine rescue coverage requirements. Collectively, federal and state safety and health regulation in the mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety governing any segment of U.S. industry.

Mining Control and Reclamation Regulations

The Surface Mining Control and Reclamation Act of 1977 ("SMCRA") is administered by the Office of Surface Mining Reclamation and Enforcement ("OSM") and establishes mining, environmental protection and reclamation standards for all aspects of U.S. surface mining, as well as many aspects of underground mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. While state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority. States in which we expect to have active future mining operations have achieved primary control of enforcement through federal authorization.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

SMCRA permit provisions include requirements for prospecting which includes mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation.

The U.S. mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mining environmental condition of the permit area. We will develop mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. Our mine and reclamation plans incorporate the provisions of SMCRA, state programs and complementary environmental programs which impact mining. Also included in the permit application are documents defining ownership and agreements pertaining to minerals, oil and gas, water rights, rights of way and surface land and documents required of the OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal stockholders of the applicant.

Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Public notice of the proposed permit is given for a comment period before a permit can be issued. Some SMCRA mine permit applications take over a year to prepare, depending on the size and complexity of the mine and often take six months to two years to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has the right to comment on, and otherwise engage in, the permitting process including public hearings and intervention by the courts.

Environmental Laws

We may become subject to various federal and state environmental laws and regulations that will impose significant requirements on our operations. The cost of complying with current and future environmental laws and regulations and our liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect our business, results of operations or financial condition.

In addition, environmental laws and regulations, particularly relating to air emissions, can reduce our profitability.

Numerous federal and state governmental permits and approvals are required for mining operations. When we apply for these permits or approvals, we may be required to prepare and present to federal or state authorities data pertaining to the effect or impact that a proposed exploration for, or production or processing of, may have on the environment. Compliance with these requirements can be costly and time-consuming and can delay exploration or production operations. A failure to obtain or comply with permits could result in significant fines and penalties and could adversely affect the issuance of other permits for which we may apply.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Clean Water Act

The U.S. Clean Water Act and corresponding state and local laws and regulations affect mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the United States. The Clean Water Act provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. As a result of recent court decisions and regulatory actions, permitting requirements have increased and could continue to increase the cost and time we expend on compliance with water pollution regulations.  These and other regulatory requirements, which have the potential to change due to legal challenges, Congressional actions and other developments, increase the cost of, or could even prohibit, certain current or future mining operations. Our operations may not always be able to remain in full compliance with all Clean Water Act obligations and permit requirements.  As a result we may be subject to compliance orders and private party litigation seeking fines, penalties or changes to our operations.

Clean Water Act requirements that may affect our operations include the following:

Section 404

Section 404 of the Clean Water Act requires mining companies to obtain U.S. Army Corps of Engineers (“ACOE”) permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities.

Our construction and mining activities, including our surface mining operations, will frequently require Section 404 permits. ACOE issues two types of permits pursuant to Section 404 of the Clean Water Act: nationwide (or "general”) and “individual” permits. Nationwide permits are issued to streamline the permitting process for dredging and filling activities that have minimal adverse environmental impacts. An individual permit typically requires a more comprehensive application process, including public notice and comment, however an individual permit can be issued for ten years (and may be extended thereafter upon application).

The issuance of permits to construct valley fills and refuse impoundments under Section 404 of the Clean Water Act, whether general permits commonly described as the Nationwide Permit 21 (NWP 21) or individual permits, has been the subject of many recent court cases and increased regulatory oversight.  The results may materially increase our permitting and operating costs, permitting delays, suspension of current operations and/or prevention of opening new mines.

Comment:

Reclamation Deposits, page 25

9.
We note your response to comment 10 in which you state the reclamation deposits have been applied for, but not received. Please amend your filing and disclose the information as indicated by your response.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Response:

The Company respectfully acknowledges to the Staff that the Form 10-K will be amended to reflect the following:

The BLM has released the Nevada properties bond and the required application has been submitted for the return of the funds. As of January 31, 2013, the money has not been received.

Comment:

Signatures

10.
We note your response to comment 11 of our letter dated August 7, 2013 and we re-issue it in part. Please confirm that future Form 10-Q reports will include the title of principal financial officer or chief accounting officer under the signature of the person signing in that capacity.

Response:

The Company hereby confirms that all future Form 10-Q reports will include the title of principal financial officer under the signature of the person signing in that capacity.

Yours truly,

                 /s/ William E. Cooper
William E. Cooper

                             3077 E WARM SPRINGS ROAD | SUITE 300 |LAS VEGAS, NV |89120 | (702) 315-0468

EXHIBIT A

September 4, 2013

Ronald E. Alper, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:           Goldfields International Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 25, 2013
Comment Letter Dated August 27, 2013
File No. 000-49996

Dear Mr. Alper:

In connection with your letters dated August 7, 2013 and August 27, 2013, Goldfields International Inc. respectfully acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Kehmeier
Richard Kehmeier
President